UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34865

LEAP WIRELESS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

5887 Copley Drive
San Diego, California 92111
(858) 882-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.75% Senior Notes due 2020

(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

7.75% Senior Notes due 2020                                                                                      75

Pursuant to the requirements of the Securities Exchange Act of 1934, Leap Wireless International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2014	LEAP WIRELESS INTERNATIONAL, INC.

	By:	/s/ S. Douglas Hutcheson
	Name:	S. Douglas Hutcheson
	Title:	Chief Executive Officer